Product supplement no. MS-2-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated March 2, 2009
Rule 424(b)(2)

JPMorgan Chase & Co.

Performance Leveraged Upside Securities℠ ("PLUS℠") Linked to Shares of an Exchange-Traded Fund

General

- JPMorgan Chase & Co. may offer and sell performance leveraged upside securities, which we refer to as PLUS℠, from time to time that are linked to shares of an exchange-traded fund (the "ETF Shares"). This product supplement no. MS-2-A-I describes terms that will apply generally to the PLUS, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet, preliminary terms document, pricing sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the PLUS, including any changes to the terms specified below. We refer to such term sheets, preliminary terms documents, pricing sheets and pricing supplements generally as terms supplements. A separate fund supplement or terms supplement will describe any exchange-traded fund not described in this product supplement and to which the PLUS are linked. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related fund supplement, the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The PLUS are senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the ETF Shares as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-39.
- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the PLUS is not equivalent to investing in the ETF Shares or the index the performance of which the ETF Shares seeks to track, which we refer to as the Underlying Index, or any of the equity securities underlying the ETF Shares or included in the Underlying Index.
- The PLUS will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

ETF Shares:	Shares of an exchange-traded fund as specified in the relevant terms supplement (the "ETF Shares").
Underlying Index:	An index, the performance of which the ETF Shares seeks to track, as specified in the relevant terms supplement (the "Underlying Index").
Stated Principal Amount:	$10, unless otherwise specified in the relevant terms supplement.
Payment at Maturity (PLUS without a Buffer):	Unless otherwise specified in the relevant terms supplement, for PLUS without a buffer, the amount you will receive at maturity is based on the final share price relative to the initial share price (or strike value, if applicable) and any applicable maximum payment at maturity as described below.

If the final share price is greater than the initial share price (or strike value, if applicable), you will receive at maturity a cash payment per PLUS equal to the stated principal amount *plus* the leveraged upside payment, as described below, subject, if applicable, to the maximum payment at maturity. If applicable, the "maximum payment at maturity" is a U.S. dollar amount that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a maximum payment at maturity, the maximum amount you will receive at maturity will be limited to the maximum payment at maturity even if the sum of the stated principal amount and the leveraged upside payment is greater than the maximum payment at maturity. Subject to any applicable maximum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

stated principal amount + leveraged upside payment

If the final share price is less than or equal to the initial share price (or strike value, if applicable), you will lose 1% of the stated principal amount per PLUS for every 1% that the final share price declines below the initial share price (or strike value, if applicable). Under these circumstances, your payment at maturity per PLUS will be calculated as follows:

stated principal amount x share performance factor

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to the stated principal amount, but will not be less than zero.

For PLUS without a buffer, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable).

(continued on next page)

Investing in the PLUS involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this product supplement no. MS-2-A-I, the accompanying prospectus supplement and prospectus, or any related fund supplement or terms supplement. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 2, 2009
"Performance Leveraged Upside Securities℠" and "PLUS℠" are service marks of Morgan Stanley.

<u>Key Terms (continued):</u>

Payment at Maturity (PLUS with a Buffer):

Unless otherwise specified in the relevant terms supplement, for PLUS with a buffer, which we refer to as "Buffered PLUS," the amount you will receive at maturity is based on the final share price relative to the initial share price (or strike value, if applicable), the buffer amount and any applicable maximum payment at maturity and/or minimum payment at maturity as described below.

If the final share price is greater than the initial share price (or strike value, if applicable), you will receive at maturity a cash payment per PLUS equal to the stated principal amount *plus* the leveraged upside payment, as described below, subject, if applicable, to the maximum payment at maturity. If applicable, the "maximum payment at maturity" is a U.S. dollar amount that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a maximum payment at maturity, the maximum amount you will receive at maturity will be limited to the maximum payment at maturity even if the sum of the stated principal amount and the leveraged upside payment is greater than the maximum payment at maturity. Subject to any applicable maximum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

stated principal amount + leveraged upside payment

Your principal is protected against a decline in the ETF Shares up to the buffer amount. If the final share price is equal to or declines from the initial share price (or strike value, if applicable) and such decline is equal to or less than the buffer amount, your payment at maturity per PLUS will be equal to the stated principal amount.

If the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount, the payment at maturity will be based on different formulae, depending on whether there is a minimum payment at maturity.

If there is a minimum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

(stated principal amount x share performance factor) + minimum payment at maturity

This payment at maturity per PLUS will be less than the stated principal amount; however, it will not be less than the minimum payment at maturity. If applicable, the "minimum payment at maturity" will be equal to the stated principal amount *times* the buffer amount.

For Buffered PLUS with a minimum payment at maturity, you may receive no more than the minimum payment at maturity and will lose some or most of your investment if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

If there is no minimum payment at maturity, for every 1% decline of the closing price of one ETF Share beyond the buffer amount, you will lose an amount equal to 1% of the stated principal amount per PLUS *multiplied by* the downside factor, and your payment at maturity per PLUS will be calculated as follows:

stated principal amount + [stated principal amount x (share return + buffer amount) x downside factor]

Because in this scenario, the sum of the share return and the buffer amount will be less than zero, the payment at maturity per PLUS will be less than the stated principal amount and may be equal to, but not less than, zero.

For Buffered PLUS without a minimum payment at maturity, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

Leveraged Upside Payment:

Unless otherwise specified in the relevant terms supplement:

stated principal amount x leverage factor x share percent increase

Share Percent Increase:

Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{final share price} - \text{initial share price (or strike value, if applicable)}}{\text{initial share price (or strike value, if applicable)}}$$

Share Performance Factor:

Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{final share price}}{\text{initial share price (or strike value, if applicable)}}$$

Share Return:

Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{final share price} - \text{initial share price (or strike value, if applicable)}}{\text{initial share price (or strike value, if applicable)}}$$

The share return will be a negative number.

Initial Share Price:

Unless otherwise specified in the relevant terms supplement, the closing price of one ETF Share on the pricing date or such other date as specified in the relevant terms supplement, divided by the adjustment factor, or the arithmetic average of the closing prices of one ETF Share on each of the initial averaging dates, each divided by the adjustment factor, if so specified in the relevant terms supplement. The closing price of one ETF Share on an initial averaging date, if applicable, used to determine the initial share price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Final Share Price:

Unless otherwise specified in the relevant terms supplement, the closing price of one ETF Share on the valuation date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one ETF Share on each of the ending averaging dates, if so specified in the relevant terms supplement. The closing price of one ETF Share on an ending averaging date used to determine the final share price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Key Terms (continued):

Strike Value:	The relevant terms supplement may specify a price for one ETF Share, other than the initial share price, which we refer to as the "strike value," to be used to make all calculations or determinations that would otherwise be made using the initial share price including, but not limited to, calculating the share return. The strike value, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the closing price of one ETF Share as of a specified date, or (b) a fixed amount determined without regard to the closing price of one ETF Share as of a particular date, in each case divided by the adjustment factor. For example, the relevant terms supplement may specify that the strike value will be 95% of the closing price of one ETF Share on the pricing date, divided by the adjustment factor. The strike value is subject to adjustment upon the occurrence of certain events affecting the ETF Shares. See "General Terms of Notes — Anti-Dilution Adjustments."
Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, set initially to equal 1.0, subject to adjustment upon the occurrence of certain events affecting the ETF Shares. See "General Terms of Notes – Anti-Dilution Adjustments."
Index Valuation Date(s):	The final share price will be calculated on a single date, which we refer to as the valuation date, or on several dates, each of which we refer to as an ending averaging date, as specified in the relevant terms supplement. We refer to such dates generally as index valuation dates in this product supplement. Any index valuation date is subject to postponement in the event of certain market disruption events and as described under "Description of PLUS — Payment at Maturity."
Initial Averaging Dates:	As specified, if applicable, in the relevant terms supplement. Any initial averaging date is subject to postponement in the event of certain market disruption events and as described under "Description of PLUS — Payment at Maturity."
Issue Price:	Unless otherwise specified in the relevant terms supplement, $10 per PLUS.
Pricing Date:	As specified in the relevant terms supplement.
Original Issue Date:	As specified in the relevant terms supplement.
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the PLUS is subject to postponement in the event of certain market disruption events and as described under "Description of PLUS — Payment at Maturity."
Other Terms:	In each case if applicable, the buffer amount, the leverage factor and the downside factor will be specified in the relevant terms supplement.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, any related fund supplement, this product supplement no. MS-2-A-I and the accompanying prospectus supplement and prospectus with respect to the PLUS offered by the relevant terms supplement, any related fund supplement and this product supplement no. MS-2-A-I, and with respect to JPMorgan Chase & Co. This product supplement no. MS-2-A-I, together with the relevant terms supplement, any related fund supplement and the accompanying prospectus and prospectus supplement, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting"). The information in the relevant terms supplement, any related fund supplement, this product supplement no. MS-2-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The PLUS described in the relevant terms supplement and this product supplement no. MS-2-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the PLUS. The relevant terms supplement, any related fund supplement, this product supplement no. MS-2-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the PLUS in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. MS-2-A-I, any related fund supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF PLUS

The following description of the terms of the PLUS supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the PLUS, including any changes to the terms specified below. A separate fund supplement will describe any exchange-traded fund not described in this product supplement and to which the PLUS are linked. Capitalized terms used but not defined in this product supplement no. MS-2-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "PLUS" refers to each of our Performance Leveraged Upside Securities^{SM} (PLUS^{SM}) Linked to Shares of an Exchange-Traded Fund with a principal amount equal to the stated principal amount (as defined below).

General

The PLUS are senior unsecured obligations of JPMorgan Chase & Co. that are linked to shares of an exchange-traded fund (the "ETF Shares") as specified in the relevant terms supplement. We refer to the index the performance of which the ETF Shares seeks to track as the "Underlying Index." The PLUS are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement, as well as any related fund supplement. The PLUS will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The PLUS do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the change in price of one ETF Share, calculated in accordance with the formula set forth below and whether the PLUS have a strike value, a maximum payment at maturity, a buffer and/or a minimum payment at maturity. The PLUS do not guarantee any return of your investment at maturity. A payment on the PLUS, including any principal protection feature, is subject to the creditworthiness of JPMorgan Chase & Co.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The PLUS are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The PLUS will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The stated principal amount and issue price of each note is $10, unless otherwise specified in the relevant terms supplement. The PLUS will be represented by one or more permanent global PLUS registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the PLUS will be described in the relevant terms supplement accompanying this product supplement no. MS-2-A-I and any related fund supplement. The terms described in that document supplement those described herein and in any related fund supplement, the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related fund supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the PLUS will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final index valuation date is postponed as described below. We will also specify whether or not the PLUS have a maximum payment at maturity and/or a buffer and, if applicable, a minimum payment at maturity and the amount of any such buffer.

PLUS without a Buffer

Unless otherwise specified in the relevant terms supplement, for PLUS without a buffer, the amount you will receive at maturity is based on the value of the final share price relative to the initial share price (or strike value, if applicable) and any applicable maximum payment at maturity as described below.

- If the final share price is greater than the initial share price (or strike value, if applicable), you will receive at maturity a cash payment per PLUS equal to the stated principal amount plus the leveraged upside payment, as described below, subject, if applicable, to the maximum payment at maturity. If applicable, the "maximum payment at maturity" is a U.S. dollar amount that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a maximum payment at maturity, the maximum amount you will receive at maturity will be limited to the maximum payment at maturity even if the sum of the stated principal amount and the leveraged upside payment is greater than the maximum payment at maturity. Subject to any applicable maximum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

  stated principal amount + leveraged upside payment

- If the final share price is less than or equal to the initial share price (or strike value, if applicable), you will lose 1% of the stated principal amount per PLUS for every 1% that the final share price declines below the initial share price (or strike value, if applicable). Under these circumstances, your payment at maturity per PLUS will be calculated as follows:

  stated principal amount x share performance factor

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to the stated principal amount, but will not be less than zero.

For PLUS without a buffer, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable).

PLUS with a Buffer

Unless otherwise specified in the relevant terms supplement, for PLUS with a buffer, which we refer to as "Buffered PLUS," the amount you will receive at maturity is based on the value of the final share price relative to the initial share price (or strike value, if applicable), the buffer amount, any applicable maximum payment at maturity and/or minimum payment at maturity as described below.

- If the final share price is greater than the initial share price (or strike value, if applicable), you will receive at maturity a cash payment per PLUS equal to the stated principal amount plus the leveraged upside payment, as described below, subject, if applicable, to the maximum payment at maturity. If applicable, the "maximum payment at maturity" is a U.S. dollar amount that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a maximum payment at maturity, the maximum amount you will receive at maturity will be limited to the maximum payment at maturity even if the sum of the stated principal amount and the leveraged upside payment is greater than the maximum payment at maturity. Subject to any applicable maximum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

  stated principal amount + leveraged upside payment

- Your principal is protected against a decline in the ETF Shares up to the buffer amount. If the final share price is equal to or declines from the initial share price (or strike value, if applicable) and such decline is equal to or less than the buffer amount, your payment at maturity per PLUS will be equal to the stated principal amount.

- If the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount, the payment at maturity will be based on different formulae, depending on whether there is a minimum payment at maturity.

  - If there is a minimum payment at maturity, your payment at maturity per PLUS will be calculated as follows:

    (stated principal amount x share performance factor) + minimum payment at maturity

    This payment at maturity per PLUS will be less than the stated principal amount; however, it will not be less than the minimum payment at maturity. If applicable, the "minimum payment at maturity" will be equal to the stated principal amount times the buffer amount.

For Buffered PLUS with a minimum payment at maturity, you may receive no more than the minimum payment at maturity and will lose some or most of your investment if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

  - If there is no minimum payment at maturity, for every 1% decline of the closing price of one ETF Share beyond the buffer amount, you will lose an amount equal to 1% of the stated principal amount per PLUS multiplied by the downside factor, and your payment at maturity per PLUS will be calculated as follows:

    stated principal amount + [stated principal amount x (share return + buffer amount) x downside factor]

    Because in this scenario, the sum of the share return and the buffer amount will be less than zero, the payment at maturity per PLUS will be less than the stated principal amount and may be equal to, but not less than, zero.

For Buffered PLUS without a minimum payment at maturity, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

Unless otherwise specified in the relevant terms supplement, the "leveraged upside payment" is calculated as follows:

stated principal amount x leverage factor x share percent increase

Unless otherwise specified in the relevant terms supplement, if applicable, the "share percent increase" is calculated as follows:

$$\text{share percent increase} = \frac{\text{final share price} - \text{initial share price (or strike value, if applicable)}}{\text{initial share price (or strike value, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, if applicable, the "share performance factor" is calculated as follows:

$$\text{share performance factor} = \frac{\text{final share price}}{\text{initial share price (or strike value, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, if applicable, the "share return" is calculated as follows:

$$\text{share return} = \frac{\text{final share price} - \text{initial share price (or strike value, if applicable)}}{\text{initial share price (or strike value, if applicable)}}$$

The share return will be a negative number.

Unless otherwise specified in the relevant terms supplement, the "initial share price" means the closing price of one ETF Share on the pricing date or such other date as specified in the relevant terms supplement, divided by the adjustment factor, or the arithmetic average of the closing prices of one ETF Share on each of the initial averaging dates, each divided by the adjustment factor, if so specified in the relevant terms supplement.   Notwithstanding the foregoing, if the relevant terms supplement specifies that the initial share price will be determined based on the arithmetic average of the closing prices of the ETF Shares on each of the initial averaging dates specified in the relevant terms supplement and an adjustment to the adjustment factor becomes effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" (an "adjustment effective date") after the first initial averaging date but on or prior to the final initial averaging date, the adjustment factor will be so adjusted for the event giving rise to such adjustment effective date only on the initial averaging dates occurring prior to such adjustment effective date. The adjustment factor will continue to be subject to further adjustments in connection with adjustment effective dates occurring after the final initial averaging date as described under "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, "final share price" means the closing price of one ETF Share on the valuation date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one ETF Share on each of the ending averaging dates, if so specified in the relevant terms supplement. Notwithstanding the foregoing, if the relevant terms supplement specifies that the final share price will be determined based on the arithmetic average of the closing prices of the ETF Shares on each of the ending averaging dates and an adjustment to the adjustment factor would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first ending averaging date but on or prior to the final ending averaging date, then the closing price of the ETF Shares on each ending averaging date occurring prior to the effective date of such adjustment to be used to determine the final share price will be deemed to equal such closing price divided by the adjustment factor, as adjusted (assuming that the adjustment factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

The relevant terms supplement may specify a price other than the initial share price, which we refer to as the "strike value," to be used to make all calculations or determinations that would otherwise be made using the initial share price including, but not limited to, calculating the share return. The strike value, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the closing price of one ETF Share as of a specified date, or (b) a fixed amount determined without regard to the closing price of one ETF Share as of a particular date, in each case divided by the adjustment factor. For example, the relevant terms supplement may specify that the strike value will be 95% of the closing price of one ETF Share on the pricing date, divided by the adjustment factor. The strike value is subject to adjustment upon the occurrence of certain events affecting the ETF Shares. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the adjustment factor is set initially to equal 1.0, subject to adjustment upon the occurrence of certain events affecting the ETF Shares. See "General Terms of Notes – Anti-Dilution Adjustments."

In each case, if applicable, the "buffer amount," the " leverage factor" and the "downside factor" will be a percentage or an amount set forth in the relevant terms supplement.

The "issue price," "pricing date," and original issue date" will be specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "closing price" of one ETF Share (or any relevant successor ETF shares (as defined under "General Terms of Notes — Discontinuation of the ETF Shares; Alternate Calculation of Closing Price") or one unit of any other security for which a closing price must be determined) on any trading day (as defined below) means:

- if the ETF Shares (or any such successor ETF shares or such other security) are listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the ETF Shares (or any such successor ETF shares or such other security) are listed or admitted to trading;

- if the ETF Shares (or any such successor ETF shares or such other security) are not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the "OTC Bulletin Board") operated by the Financial Industry Regulatory Authority (the "FINRA"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day;

- if the ETF Shares (or any such successor ETF shares) are de-listed, liquidated or otherwise terminated, the closing price calculated pursuant to the alternative methods of calculating the closing price described under "General Terms of Notes — Discontinuation of the ETF Shares; Alternate Calculation of Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported official closing price for the ETF Shares (or any such successor ETF shares or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the ETF Shares (or any such successor ETF shares or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Discontinuation of the ETF Shares; Alternate Calculation of Closing Price." The term OTC Bulletin Board Service will include any successor service thereto.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the NYSE Alternext U.S. LLC (the "Alternext"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

The initial averaging dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If an initial averaging date is not a trading day or if there is a market disruption event on such day, the applicable initial averaging date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any initial averaging date be postponed more than ten business days following the date originally scheduled to be such initial averaging date. If the tenth business day following the date originally scheduled to be the applicable initial averaging date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price of one ETF Share for such initial averaging date on such date in accordance with the formula for and method of calculating the closing price of one ETF Share last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each equity security most recently underlying the ETF Shares.

The index valuation date(s), which will be either a single date, which we refer to as the valuation date, or several dates, each of which we refer to as an ending averaging date, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an index valuation date is not a trading day or if there is a market disruption event on such day, the applicable index valuation date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any index valuation date be postponed more than ten business days following the date originally scheduled to be such index valuation date. If the tenth business day following the date originally scheduled to be the applicable index valuation date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price of one ETF Share for such index valuation date on such date in accordance with the formula for and method of calculating the closing price of one ETF Share last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each equity security most recently underlying the ETF Shares.

The maturity date will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final index valuation date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final index valuation date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of PLUS — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable with respect to the PLUS on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the PLUS entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding PLUS by tender, in the open market or by private agreement.

RISK FACTORS

Your investment in the PLUS will involve certain risks. The PLUS do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the PLUS is not equivalent to investing directly in the ETF Shares, the Underlying Index or any of the equity securities underlying the ETF Shares or included in the Underlying Index. In addition, your investment in the PLUS entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the PLUS is suitable for you.**

Risks Relating to the PLUS Generally

The PLUS do not pay interest or guarantee the return of your investment. A decrease in the value of the ETF Shares may lead to a loss of some or all of your investment at maturity.

The PLUS do not pay interest and may not return any of your investment. The amount payable to you at maturity, if any, will be determined pursuant to the terms described in this product supplement no. MS-2-A-I, any related fund supplement and the relevant terms supplement. The relevant terms supplement will specify whether the PLUS have a buffer and/or a strike value.

For PLUS without a buffer, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable).

For Buffered PLUS with a minimum payment at maturity, you may receive no more than the minimum payment at maturity and will lose some or most of your investment if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

For Buffered PLUS without a minimum payment at maturity, your principal is protected against a decline in the ETF Shares up to the buffer amount; however, you will lose some or all of your investment at maturity if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount.

The PLUS are subject to the credit risk of JPMorgan Chase & Co.

The PLUS are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the PLUS. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the PLUS. A payment on the PLUS, including any principal protection feature, is subject to the creditworthiness of JPMorgan Chase & Co.

The appreciation potential of the PLUS is limited to the maximum payment at maturity, if applicable.

If the PLUS are subject to a maximum payment at maturity, the payment at maturity will be limited to the maximum payment at maturity. Any applicable maximum payment at maturity will be a U.S. dollar amount that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a maximum payment at maturity, the payment at maturity will be limited to that maximum payment at maturity even if the sum of the stated principal amount and the leveraged upside payment is greater than that maximum payment at maturity.

Your return on the PLUS will not reflect dividends on the equity securities underlying the ETF Shares or included in the Underlying Index.

Your return on the PLUS will not reflect the return you would realize if you actually owned the equity securities underlying the ETF Shares or included in the Underlying Index and received the dividends paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the PLUS by reference to the final share price. The final share price reflects the prices of the equity securities underlying the ETF Shares on the index valuation date(s) without taking into consideration the value of dividends paid on those equity securities.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMSI is willing to buy the PLUS. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.

The final share price may be less than the closing price of one ETF Share at the maturity date of the PLUS or at other times during the term of the PLUS.

Because the final share price is calculated based on the closing price of one ETF Share on one or more index valuation dates during the term of the PLUS, the closing price of one ETF Share at the maturity date or at other times during the term of the PLUS, including dates near the index valuation date(s), could be greater than the final share price. This difference could be particularly large if there is a significant increase in the closing price of one ETF Share after the final index valuation date, if there is a significant decrease in the closing price of one ETF Share around the time of the index valuation date(s) or if there is significant volatility in the closing price of one ETF Share during the term of the PLUS (especially on dates near the index valuation date(s)). For example, when the index valuation date(s) are near the end of the term of the PLUS, then if the closing prices increase or remain relatively constant during the initial term of the PLUS and then decrease below the initial share price (or strike value, if applicable), the final share price may be significantly less than if it were calculated on a date earlier than the index valuation date(s). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the ETF Shares, the equity securities underlying the ETF Shares or included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market.

The initial share price may be determined after the original issue date of the PLUS.

If so specified in the relevant terms supplement, the initial share price will be determined based on the arithmetic average of the closing prices of the ETF Shares on the initial averaging dates specified in the relevant terms supplement. One or more of the initial averaging dates so specified may occur on or following the original issue date of the PLUS; as a result, the initial share price may not be determined, and you may therefore not know the value of such initial share price, until after the original issue date. Similarly, the global note certificate representing the PLUS, which will be deposited with DTC on the original issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the value of the initial share price for the ETF Shares. If there are any increases in the closing prices of the ETF Shares on the initial averaging dates that occur after the original issue date and such increases result in the initial share price for the ETF Shares being greater than the closing prices of the ETF Shares on the original issue date, this may establish greater values that the ETF Shares must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.

The PLUS are not designed to be short-term trading instruments.

The price at which you will be able to sell your PLUS to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the PLUS, even in cases where the closing price of one ETF Share has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your PLUS, which are not designed to be short-term trading instruments, are held to maturity.

Prior to maturity, the value of the PLUS will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the PLUS. We expect that, generally, the closing price of one ETF Share on any day will affect the value of the PLUS more than any other single factor. However, you should not expect the value of the PLUS in the secondary market to vary in proportion to changes in the closing price of one ETF Share. The value of the PLUS will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the ETF Shares;
- the time to maturity of the PLUS;
- the dividend rate on the equity securities underlying the ETF Shares (while not paid to holders of the PLUS, dividend payments on the equity securities underlying the ETF Shares may influence the price of the ETF Shares and the market value of options on the ETF Shares and therefore affect the market value of the PLUS);
- the occurrence of certain events to the ETF Shares that may or may not require an adjustment to the applicable adjustment factor;
- interest and yield rates in the market generally, as well as in the markets of the equity securities underlying the ETF Shares;
- economic, financial, political, regulatory or judicial events that affect the equity securities underlying the ETF Shares or stock markets generally, and which may affect the closing price of ETF Shares on any initial averaging date, if applicable, or on any index valuation date;
- for PLUS linked to ETF Shares holding primarily foreign equity securities (the "foreign ETF Shares"), the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities underlying the ETF Shares are traded, and, if the net asset value of the ETF Shares is calculated in one currency and the equity securities underlying the ETF Shares are traded in another currency, the correlation between those rates and the price of ETF Shares; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your PLUS prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your PLUS at a substantial discount from the principal amount if the final share price is at, below or not sufficiently above the initial share price (or strike value, if applicable).

You cannot predict the future performance of the ETF Shares based on its historical performance. The value of the ETF Shares may decrease such that you may not receive any return of your investment. For PLUS without a buffer, if the final share price is less than the initial share price (or strike value, if applicable), you will lose some or all of your investment at maturity. For Buffered PLUS with a minimum payment at maturity, you may receive no more than the minimum payment at maturity and will lose some or most of your investment if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount. For Buffered PLUS without a minimum payment at maturity, if the final share price is less than the initial share price (or strike value, if applicable) by more than the buffer amount, you will lose some or all of your investment at maturity. There can be no assurance that the value of the ETF Shares will not decrease so that at maturity, you do not lose some or all of your investment.

If the price of the ETF Shares changes, the market value of your PLUS may not change in the same manner.

Owning the PLUS is not the same as owning ETF Shares. Accordingly, changes in the price of one ETF Share may not result in a comparable change of the market value of the PLUS. If the closing price of one ETF Share on any trading day increases above the initial share price (or strike value, if applicable), the value of the PLUS may not increase comparably, if at all. It is possible for the price of the ETF Shares to increase moderately while the value of the PLUS declines.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates is likely to adversely affect the value of the PLUS prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your PLUS as described in the relevant terms supplement, the original issue price of the PLUS includes each agent's commission and the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase PLUS from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

You will have no shareholder rights with respect to the ETF Shares or the equity securities of which are underlying the ETF Shares or included in the Underlying Index.

As a holder of the PLUS, you will not have voting rights or rights to receive dividends or other distributions or other rights with respect to the ETF Shares or the equity securities underlying the ETF Shares or included in the Underlying Index.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the adjustment factor, which will initially be set at 1.0, for certain events affecting the ETF Shares. See "General Terms of Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the ETF Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the PLUS may be materially and adversely affected.

We or our affiliates may have adverse economic interests to the holders of the PLUS.

JPMSI and other affiliates of ours trade the equity securities underlying the ETF Shares or included in the Underlying Index and other financial instruments related to the ETF Shares, the Underlying Index and the equity securities underlying the ETF Shares or included in the Underlying Index on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the ETF Shares or the Underlying Index.   To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the PLUS. Any of these trading activities could potentially affect the performance of the ETF Shares or value of the Underlying Index and, accordingly, could affect the value of the PLUS and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are underlying the ETF Shares or included in the Underlying Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are underlying the ETF Shares or included in the Underlying Index. Any prospective purchaser of PLUS should undertake an independent investigation of each company the equity securities of which are underlying the ETF Shares or included in the Underlying Index as in its judgment is appropriate to make an informed decision with respect to an investment in the PLUS. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to our business with companies the equity securities of which are underlying the ETF Shares or included in the Underlying Index or future price movements of the equity securities underlying the ETF Shares or included in the Underlying Index.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of PLUS with returns linked or related to changes in the price of the ETF Shares or the value of the Underlying Index or the price of the equity securities underlying the ETF Shares or included in the Underlying Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the PLUS.

We may hedge our obligations under the PLUS through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities underlying foreign ETF Shares are denominated. These trading activities could potentially affect the exchange rates with respect to such currencies and, if currency exchange rate calculations are involved in the calculation of the net asset value of those foreign ETF Shares, could affect the closing prices of those foreign ETF Shares and, accordingly, if the PLUS are linked to those foreign ETF Shares, the value of the PLUS.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of PLUS with respect to any matters whatsoever relating to future currency exchange rate movements and, if the PLUS are linked to foreign ETF Shares, any prospective purchaser of PLUS should undertake an independent investigation of the currencies in which equity securities underlying those foreign ETF Shares are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the PLUS.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the initial share price, the strike value, if applicable, the closing price of one ETF Share on each initial averaging date, if applicable, and each index valuation date, the adjustment factor and anti-dilution adjustments, if any, the final share price, the share percent increase, the share performance factor or the share return, as applicable, and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, which exchange-traded fund shares will be substituted for the ETF Shares (or successor ETF Shares, if applicable) if the ETF Shares (or successor ETF shares, if applicable) are de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the Underlying Index related to the successor ETF shares, if applicable) has been changed in a material respect, and whether the ETF Shares (or successor ETF shares, if applicable) have been modified so that the ETF Shares (or successor ETF shares, if applicable), do not, in the opinion of the calculation agent, fairly represent the closing price of one ETF Share (or successor ETF shares, if applicable) had those modifications not been made. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the PLUS, which may affect your return on the PLUS, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one ETF Share on any index valuation date or any initial averaging date, if applicable, and calculating the share percent increase, the share performance factor or the share return, as applicable, and the amount, if any, that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the PLUS, it is possible that one or more of the initial averaging dates, if any, or the index valuation dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the PLUS are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the PLUS. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the PLUS described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. Even if the characterization of the PLUS is respected, the IRS may assert that the PLUS constitute "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case the tax consequences of selling or settling the PLUS would be significantly and adversely affected. Section 1260 generally applies if an investor enters into "constructive ownership transactions." If so, any gain recognized in respect of the PLUS that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the PLUS's term. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. MS-2-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the PLUS must comply with policies that limit their ability to trade the PLUS and may affect the value of their PLUS.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the PLUS for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the PLUS, you may not be able to purchase any PLUS described in the relevant terms supplement from us and your ability to trade or sell any such PLUS in the secondary market may be limited.

Risks Relating to the ETF Shares

The policies of the investment adviser for the ETF Shares, and the sponsor of the Underlying Index, could affect the value and the amount payable on the PLUS.

The policies of the investment advisor concerning the calculation of the ETF Shares' net asset value, additions, deletions or substitutions of equity securities underlying the ETF Shares and manner in which changes affecting the ETF Shares are reflected in the ETF Shares could affect the market price of the ETF Shares and, therefore, affect the amount payable on the PLUS at maturity, if any, and the value of the PLUS before maturity. The amount payable on the PLUS and its value could also be affected if investment advisor changes these policies, for example, by changing the manner in which it calculates the ETF Shares' net asset value, or if investment advisor discontinues or suspends calculation or publication of the ETF Shares' net asset value, in which case it may become difficult to determine the value of the PLUS.

In addition, the sponsor of the Underlying Index is responsible for the design and maintenance of the Underlying Index. The policies of the sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the value of the Underlying Index and, consequently, could affect the market prices of the ETF Shares and, therefore, the amount payable on the PLUS at maturity, and the value of the PLUS before maturity.

There are risks associated with the iShares® MSCI EAFE Index Fund.

Although the iShares® MSCI EAFE Index Fund's shares are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI EAFE Index Fund or that there will be liquidity in the trading market.

In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the iShares® MSCI EAFE Index Fund's investment adviser. The iShares® MSCI EAFE Index Fund is subject to management risk, which is the risk that the BGFA's investment strategy, the implementation of which is subject to a number of constraints (as outlined under "The iShares® MSCI EAFE Index Fund — Investment Objective and Strategy"), may not produce the intended results. For example, BGFA may invest up to 10% of the iShares® MSCI EAFE Index Fund's assets in securities not included in the MSCI EAFE® Index but which BGFA believes will help the iShares® MSCI EAFE Index Fund track the MSCI EAFE® Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

The performance of the iShares® MSCI EAFE Index Fund may not correlate with the performance of the MSCI EAFE® Index.

The iShares® MSCI EAFE Index Fund uses a representative sampling strategy (as described under "The iShares® MSCI EAFE Index Fund — Representative Sampling") to attempt to track the performance of the MSCI EAFE® Index. The iShares® MSCI EAFE Index Fund invests in a representative sample of equity securities included in the MSCI EAFE® Index; however, the iShares® MSCI EAFE Index Fund may not hold all or substantially all of the equity securities included in the MSCI EAFE® Index. Therefore, while the performance of the iShares® MSCI EAFE Index Fund is linked principally to the performance of the MSCI EAFE® Index, the performance of the iShares® MSCI EAFE Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the iShares® MSCI EAFE Index Fund's assets in other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI EAFE® Index. In addition, the performance of the iShares® MSCI EAFE Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the MSCI EAFE® Index. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI EAFE Index Fund and the MSCI EAFE® Index. Finally, because the shares of the iShares® MSCI EAFE Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI EAFE Index Fund may differ from the net asset value per share of the iShares® MSCI EAFE Index Fund.

For all of the foregoing reasons, the performance of the iShares® MSCI EAFE Index Fund may not correlate with the performance of the MSCI EAFE® Index. Consequently, the return on the PLUS will not be the same as investing directly in the iShares® MSCI EAFE Index Fund or in the MSCI EAFE® Index or in the equity securities held by the iShares® MSCI EAFE Index Fund or included in the MSCI EAFE® Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the MSCI EAFE® Index.

The policies of MSCI and of BGFA could affect the value and the amount payable on the PLUS.

The policies of BGFA concerning the calculation of the iShares® MSCI EAFE Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the iShares® MSCI EAFE Index Fund and manner in which changes affecting the MSCI EAFE® Index are reflected in the iShares® MSCI EAFE Index Fund could affect the market price of the shares of the iShares® MSCI EAFE Index Fund and, therefore, affect the amount payable on the PLUS at maturity, and the value of the PLUS before maturity. The amount payable on the PLUS and its value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the iShares® MSCI EAFE Index Fund's net asset value, or if BGFA discontinues or suspends calculation or publication of the iShares® MSCI EAFE Index Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, MSCI Inc. ("MSCI") owns the MSCI EAFE® Index and is responsible for the design and maintenance of the MSCI EAFE® Index. The policies of MSCI concerning the calculation of the MSCI EAFE® Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the MSCI EAFE® Index, could affect the level of the MSCI EAFE® Index and consequently could affect the market prices of the shares of the iShares® MSCI EAFE Index Fund.

To our knowledge, we are not currently affiliated with any of the issuers of the equity securities held by the iShares® MSCI EAFE Index Fund or included in the MSCI EAFE® Index.

To our knowledge, we are not currently affiliated with any of the equity securities held by the iShares® MSCI EAFE Index Fund or included in the MSCI EAFE® Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the iShares® MSCI EAFE Index Fund or included in the MSCI EAFE® Index or your PLUS. None of the money you pay us will go to BGFA, MSCI or any of the issuers of the equity securities held by the iShares® MSCI EAFE Index Fund or included in the MSCI EAFE® Index and none of those issuers will be involved in the offering of the PLUS in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the PLUS in taking any actions that might affect the value of your PLUS.

Unless otherwise specified in any related fund supplement or relevant terms supplement, to our knowledge, we are not currently affiliated with any company the equity securities of which are underlying the ETF Shares or included in the Underlying Index.

To our knowledge, we are not currently affiliated with any issuers the equity securities of which are underlying the ETF Shares or included in the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities underlying the ETF Shares or included in the Underlying Index or your PLUS. None of the money you pay us will go to the ETF Shares, any investment adviser for the ETF Shares, the sponsor for the Underlying Index or any of the issuers of the equity securities underlying the ETF Shares or included in the Underlying Index and none of those issuers will be involved in the offering of the PLUS in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the PLUS in taking any actions that might affect the value of your PLUS.

For PLUS linked to foreign ETF Shares, if the prices of the equity securities underlying the ETF Shares are not converted into U.S. dollars for purposes of calculating the net asset value of the ETF Shares, the share percent increase, the share performance factor, or the share return, as applicable, for the PLUS will not be adjusted for changes in exchange rates that might affect the ETF Shares.

Because the prices of the equity securities underlying the ETF Shares are not converted into U.S. dollars for purposes of calculating the net asset value of the ETF Shares and although the equity securities underlying the ETF Shares are traded in currencies other than U.S. dollars, and the PLUS, which are linked to the ETF Shares, are denominated in U.S. dollars, the amount payable on the PLUS at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities underlying the ETF Shares are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the share percent increase, the share performance factor, or the share return, as applicable, for the PLUS. The amount we pay in respect of the PLUS on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

For PLUS linked to foreign ETF Shares, if the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for purposes of calculating the net asset value of the ETF Shares, the PLUS will be subject to currency exchange risk.

Because the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for the purposes of calculating the net asset value of the ETF Shares, the holders of the PLUS will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities underlying the ETF Shares trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities underlying the ETF Shares denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the ETF Shares will be adversely affected and the payment at maturity of the PLUS may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

For PLUS linked to foreign ETF Shares, if the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for purposes of calculating the net asset value of the ETF Shares, changes in the volatility of exchange rates, and the correlation between those rates and the net asset value of the ETF Shares are likely to affect the market value of the PLUS.

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities underlying the ETF Shares are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security underlying the ETF Shares and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security underlying the ETF Shares is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency upon which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities underlying the ETF Shares refer to the size and frequency of changes in that exchange rate.

Because the net asset value of the ETF Shares is calculated, in part, by converting the closing prices of the equity securities underlying the ETF Shares into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those equity securities are denominated could affect the market value of the PLUS.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities underlying the ETF Shares are denominated and the net asset value of the ETF Shares refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of the ETF Shares. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities underlying the ETF Shares are denominated and the percentage changes in the net asset value of the ETF Shares could affect the value of the PLUS.

For PLUS linked to foreign ETF Shares, an investment in the PLUS is subject to risks associated with non-U.S. securities markets.

All or a substantial portion of the equity securities held by foreign ETF Shares have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for PLUS linked to a foreign Index composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the closing price of one ETF Share. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the closing price of one ETF Share based on its historical performance. The closing price of one ETF Share may decrease such that you may not receive any return of your investment. In addition, we cannot guarantee that the closing price of one ETF Share will increase or remain flat during the term of your PLUS and trigger an automatic call.

If the PLUS are linked to shares of an exchange-traded fund not described in this product supplement, a separate fund supplement may provide additional risk factors relating to such exchange-traded fund.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS. The original issue price of the PLUS includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the PLUS and the estimated cost of hedging our obligations under the PLUS.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit, which in no event will exceed $0.35 per $10 PLUS, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the PLUS. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the PLUS by taking positions in the ETF Shares, the Underlying Index, the equity securities underlying the ETF Shares or included in the Underlying Index, or instruments the value of which is derived from the ETF Shares, the Underlying Index or the equity securities underlying the ETF Shares or included in the Underlying Index. While we cannot predict an outcome, such hedging activities or other hedging or investment activities of ours could potentially increase the price of the ETF Shares as well as the initial share price (or strike value, if applicable), and, therefore, effectively establish a higher price per share that ETF Shares must achieve for you to obtain a return on your investment or to avoid a loss of principal at maturity. From time to time, prior to maturity of the PLUS, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the ETF Shares, the Underlying Index or the equity securities underlying the ETF Shares or included in the Underlying Index, or instruments the value of which is derived from the ETF Shares, the Underlying Index or the equity securities underlying the ETF Shares or included in the Underlying Index. Although we have no reason to believe that any of these activities will have a material impact on the price of the ETF Shares or the value of the PLUS, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE iSHARES® MSCI EAFE INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI EAFE Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust ("iShares®"), Barclays Global Investors, N.A. ("BGI"), and Barclays Global Fund Advisors ("BGFA"). The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment adviser to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange traded fund ("ETF") that trades on the New York Stock Exchange Arca, Inc. (the "NYSE Arca") under the ticker symbol "EFA." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI EAFE Index Fund, please see the Prospectus, dated January 1, 2008 (as supplemented on December 1, 2008). In addition, information about iShares and the iShares® MSCI EAFE Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index (the "MSCI Underlying Index"). The iShares® MSCI EAFE Index Fund holds equity securities traded primarily in certain developed markets. The MSCI Underlying Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets.

As of January 30, 2009, the iShares® MSCI EAFE Index Fund holdings by country consisted of the following 22 countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. In addition, as of such date, the iShares® MSCI EAFE Index Fund's three largest holdings by country were Japan, the United Kingdom and France. As of January 30, 2009, its three largest equity securities were Nestle SA-REG, BP PLC and Total SA, and its three largest sectors were financials, industrials and consumer staples.

The iShares® MSCI EAFE Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Underlying Index. In addition, in order to improve its portfolio liquidity and its ability to track the MSCI Underlying Index, iShares® MSCI EAFE Index Fund may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Underlying Index. BGFA will not charge portfolio management fees on that portion of the iShares® MSCI EAFE Index Fund's assets invested in shares of other iShares® funds.

Representative Sampling

The iShares® MSCI EAFE Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Underlying Index, and generally does not hold all of the equity securities included in the MSCI Underlying Index. The iShares® MSCI EAFE Index Fund invests in a representative sample of securities in the MSCI Underlying Index, which have a similar investment profile as the MSCI Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Underlying Index.

Correlation

The MSCI Underlying Index is a theoretical financial calculation, while the iShares® MSCI EAFE Index Fund is an actual investment portfolio. The performance of the iShares® MSCI EAFE Index Fund and the MSCI Underlying Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® MSCI EAFE Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the MSCI Underlying Index.

Industry Concentration Policy

The iShares® MSCI EAFE Index Fund will not concentrate its investments (*i.e.*, hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the iShares® MSCI EAFE Index Fund will concentrate to approximately the same extent that the MSCI Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of January 30, 2009, 99.78% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.22% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI EAFE Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of January 30, 2009

Company	Percentage of Total Holdings
Nestle SA-REG	1.91%
BP PLC	1.90%
Total SA	1.53%
Novartis AG-REG	1.41%
Roche Holding AG-Genusschein	1.41%
Vodafone Group PLC	1.40%
HSBC Holdings PLC	1.33%
Glaxosmithkline PLC	1.31%
Toyota Motor Corp	1.27%
Royal Dutch Shell PLC-A SHS	1.26%

Top holdings by sector as of January 30, 2009

Sector	Percentage of Total Holdings
Financials	21.47%
Industrials	11.45%
Consumer Staples	10.51%
Consumer Discretionary	10.05%
Health Care	9.93%
Energy	9.00%
Materials	7.81%
Utilities	7.51%
Telecommunication Services	6.85%
Information Technology	5.20%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Historical Performance of the iShares® MSCI EAFE Index Fund

We will provide historical price information with respect to the shares of the iShares® MSCI EAFE Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The PLUS are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

The MSCI EAFE® Index

We have derived all information contained in this product supplement regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Underlying Index.

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of January 30, 2009, the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA."

Transition

On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices. The transition of the Standard and Small Cap Indices to the MSCI Indices occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008. The current index calculation methodology used to formulate the MSCI EAFE® Index (and which is also used to formulate the indices included in the MSCI Global Index Series) (the "MSCI Global Investable Market Indices Methodology") was implemented as of June 1, 2008.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

The "relevant market" with respect to a single country index is equivalent to the single country, except in DM-classified countries in Europe (as described below), where all such countries are first aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the MSCI Global Investable Market Indices Methodology.

The "relevant market" with respect to a composite index includes each of the single countries which comprise the composite index.

The "Equity Universe" is the aggregation of all Market Investable Equity Universes. The "DM Investable Equity Universe" is the aggregation of all the Market Investable Equity Universes for Developed Markets.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, exchange traded funds, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i)   Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii)   Equity Universe Minimum Float−Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float–adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi–Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi–Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size–based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size–Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size–segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. The GICS entails four levels of classification: (1) sector; (2) industry groups; (3) industries; (4) sub-industries. Under the GICS, each company is assigned uniquely to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Maintenance of the MSCI EAFE® Index

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)   Semi−Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.

- Taking buffer rules into consideration for migration of securities across size and style segments.

- Updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii)   Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event−related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November. The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

Index Calculation

Price Index Level

The MSCI Taiwan Index is calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, the level of the MSCI Taiwan Index level is obtained by applying the change in the market performance to the previous period level for the MSCI Taiwan Index.

$$PriceIndexLevelUSD_t = PriceIndexLevelUSD_{t-1} \times \frac{IndexAdjustedMarketCapUSD_t}{IndexInitialMarketCapUSD_t}$$

$$PriceIndexLevelLocal_t = PriceIndexLevelLocal_{t-1} \times \frac{IndexAdjustedMarketCapForLocal_t}{IndexInitialMarketCapUSD_t}$$

Where:

- $PriceIndexLevelUSD_{t-1}$ is the Price Index level in USD at time t-1

- $IndexAdjustedMarketCapUSD_t$ is the Adjusted Market Capitalization of the index in USD at time t

- $IndexInitialMarketCapUSD_t$ is the Initial Market Capitalization of the index in USD at time t

- $PriceIndexLevelLocal_{t-1}$ is the Price Index level in local currency at time t-1

- $IndexAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t

Note: *IndexInitialMarketCapUSD* was previously called *IndexUnadjustedMarketCapPreviousUSD*

Security Price Index Level

$$SecurityPriceIndexLevel_1 = SecurityPriceIndexLevel_{t-1} \times \frac{SecurityAdjustedMarketCapForLocal_t}{SecurityInitialMarketCapUSD_t}$$

$$SecurityAdjustedMarketCapForLocal_t =$$

$$\frac{IndexNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$$SecurityInitialMarketCapUSD_t = \frac{IndexNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- $SecurityPriceIndexLevel_{t-1}$ is Security Price Index level at time t-1

- $SecurityAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1

- $SecurityInitialMarketCapUSD_t$ is the Initial Market Capitalization of security s in USD at time t

- $IndexNumberOfShares_{t-1}$ is the number of shares of security s at time t-1.

- *PricePerShare$_t$* is the price per share of security s at time t.

- *PricePerShare$_{t-1}$* is the price per share of security s at time t-1.

- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.* from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t-1.

- Index Market Capitalization

IndexAdjustedMarketCapUSD$_t$ =

$$\sum_{s \, \varepsilon \, I,t} \frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_t}$$

IndexAdjustedMarketCapForLocal$_t$ =

$$\sum_{s \, \varepsilon \, I,t} \frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_{t-1}} \quad \frac{ICI_t}{ICI_{t-1}}$$

IndexInitialMarketCapUSD$_t$ =

$$\sum_{s \, \varepsilon \, I,t} \frac{Index\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t}{FXrate_{t-1}}$$

Where:
- *IndexNumberOfShares$_{t-1}$* is the number of shares of security s at time t-1.

- *PricePerShare$_t$* is the price per share of security s at time t.

- *PricePerShare$_{t-1}$* is the price per share of security s at time t-1.

- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_t$* is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.* from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t-1.

Corporate Events

Mergers and Acquisitions

As a general principle, MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers

In tender offers, the acquired or merging security is generally deleted from the applicable MSCI Indices at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security's free float has been substantially reduced, if all required information is not available in advance or if the offer's outcome is uncertain. The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security's market price, the recommendation by the acquired company's board of directors, the major shareholders' stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion in the context of a quarterly index review or annual full country index review. MSCI uses market prices for implementation.

Late Announcements of Completion of Mergers and Acquisitions

When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day's market price of the acquired or merging entities.

Conversions of Share Classes

Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs

On the ex-date of a spin-off, a PAF is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. If appropriate, MSCI may link the price history of the spun-off security to a security of the parent company.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a "detached" security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included until the spun-off security begins trading, and is deleted thereafter. Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

Corporate Actions

Corporate actions such as splits, bonus issues and rights issues, which affect the price of a security, require a price adjustment. In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Share Placements and Offerings

Changes in number of shares and FIF resulting from primary equity offerings representing more than 5% of the security's number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security's number of shares are deferred to the next regularly scheduled Quarterly Index Review following the completion of the event. For public secondary offerings of existing constituents representing more than 5% of the security's number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known. Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next Quarterly Index Review. Secondary offerings involve the distribution of existing shares of current shareholders' in a listed company and are usually pre-announced by a company or by a company's shareholders and open for public subscription during a pre-determined period.

Debt-to-Equity Swaps

In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented as part of the quarterly index review.

Suspensions and Bankruptcies

MSCI will remove from the MSCI Equity Index Series as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future. When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange. For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

The MSCI EAFE® Index is subject to Currency Exchange Risk

Because the closing prices of the component securities of the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the MSCI EAFE® Index, investors in the PLUS will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the MSCI EAFE® Index trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI EAFE® Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the Component Securities trade will result in an increase in the value of the MSCI EAFE® Index. Conversely, if the U.S. dollar strengthens against such currencies, the values of the MSCI EAFE® Index will be adversely affected and may reduce or eliminate the payment at maturity, if any, on the PLUS. Fluctuations in currency exchange rates can have a continuing impact on the value of the MSCI EAFE® Index, and any negative currency impact on the MSCI EAFE® Index may significantly decrease the value of the PLUS. The return on an index composed of the component securities of the MSCI EAFE® Index where the closing price is not converted into U.S. dollars can be significantly different from the return on the MSCI EAFE® Index which is converted into U.S. dollars.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI EAFE® Index, which is owned and published by MSCI, in connection with certain securities, including the PLUS.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

OTHER EXCHANGE-TRADED FUNDS

If the PLUS are linked to shares of an exchange-traded fund not described in this product supplement or to shares of an exchange-traded fund described in this product supplement that changed its methodology in any material respect, a separate fund supplement or terms supplement will provide additional information relating to such exchange-traded fund.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the initial share price, the strike value, if applicable, the closing price of one ETF Share on each initial averaging date, if applicable, and each index valuation date, the adjustment factor and anti-dilution adjustments, if any, the final share price, the share percent increase, the share performance factor or the share return, as applicable, and the amount, if any, that we will pay you at maturity. In addition, the calculation agent will determine whether there has been a market disruption event, or which exchange-traded fund shares will be substituted for the ETF Shares (or successor ETF shares, if applicable) if the ETF Shares (or successor ETF shares, if applicable) are de-listed, liquidated or otherwise terminated, whether the Underlying Index (or the Underlying Index related to the successor ETF shares, if applicable) has been changed in a material respect and whether the ETF Shares (or successor ETF shares, if applicable) have been modified so that the ETF Shares (or successor ETF shares, if applicable) does not, in the opinion of the calculation agent, fairly represent the price of the ETF Shares (or successor ETF shares, if applicable) had those modifications not been made. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the initial share price, the strike value, if applicable, closing price of one ETF Share, the final share price, or the share percent increase, the share performance factor or the share return, as applicable, will be rounded to the nearest one ten-thousandth, with five one-hundred-thousandth rounded upward (*e.g.*, .87645 would be rounded to .8765); all dollar amounts related to determination of the payment per $10 PLUS at maturity, if any, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid, if any, on the aggregate principal amount of PLUS per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing price of one ETF Share on any initial averaging date, if applicable, any index valuation date, and consequently, the share percent increase, the share performance factor or the share return, as applicable, or calculating the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the ETF Shares (or any successor ETF shares or other security for which a closing price must be determined), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the ETF Shares (or such successor ETF shares or such other security) on the relevant exchange for such shares (or such successor ETF shares or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the ETF Shares (or such successor ETF shares or such other security) as a result of which the reported trading prices for the ETF Shares (or such successor ETF shares or such other security) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the ETF Shares (or such successor ETF shares or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market,

in each case as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the value of the Underlying Index (or the Underlying Index related to the successor ETF shares) on the relevant exchanges for such securities for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such relevant exchange, in each case as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Underlying Index (or the Underlying Index related to the successor ETF shares) or ETF Shares (or such successor ETF shares or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such applicable exchange or market, in each case as determined by the calculation agent in its sole discretion; and

in each case, a determination by the calculation agent in its sole discretion that any event described in the clauses above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the PLUS.

For the purpose of determining whether a market disruption event with respect to the ETF Shares (or the successor ETF shares) exists at any time, if trading in a security included in the Underlying Index (or the Underlying Index related to the successor ETF shares) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index (or the Underlying Index related to the successor ETF shares) will be based on a comparison of the portion of the level of the Underlying Index (or the Underlying Index related to the successor ETF shares) attributable to that security relative to the overall level of the Underlying Index (or the Underlying Index related to the successor ETF shares), in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event with respect to the ETF Shares (or the successor ETF shares or such other security) has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the ETF Shares (or such successor ETF shares or such other security);

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Index (or the Underlying Index related to the successor ETF shares) or ETF Shares (or such successor ETF shares or such other security) by the primary exchange or market trading in such contracts by reason of:

    - a price change exceeding limits set by such exchange or market,

    - an imbalance of orders relating to such contracts, or

    - a disparity in bid and ask quotes relating to such contracts

will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the Underlying Index related to the successor ETF shares) or the ETF Shares (or such successor ETF shares or such other security); and

- a suspension, absence or material limitation of trading on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the Underlying Index (or the Underlying Index related to the successor ETF shares) or the ETF Shares (or such successor ETF shares or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the ETF Shares or any successor ETF shares, the primary exchange or market of trading for the ETF Shares, or such successor ETF shares, as applicable, or, with respect to the Underlying Index or any Underlying Index related to such successor ETF shares, as applicable, the primary exchange or market of trading for any security (or any combination thereof) then included in the Underlying Index or any Underlying Index related to such successor ETF shares, as applicable.

Anti-Dilution Adjustments

The adjustment factor is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to the adjustment factor will be required unless the adjustment factor adjustment would require a change of at least 0.1% in the adjustment factor then in effect. The adjustment factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the adjustment factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the adjustment factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one ETF Share (or the relevant successor ETF shares) on any trading day during the term of the PLUS.

With respect to the ETF Shares (or the relevant successor ETF shares), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the ETF Shares (or such successor ETF shares) are subject to a share split or reverse share split, then once such split has become effective, the adjustment factor will be adjusted so that the new adjustment factor will equal the product of:

- the prior adjustment factor, and

- the number of shares that a holder of one ETF Share (or such successor ETF shares) before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If the ETF Shares (or such successor ETF shares) are subject to (i) a share dividend, *i.e.*, an issuance of additional ETF Shares (or such successor ETF shares) that is given ratably to all or substantially all holders of ETF Shares (or such successor ETF shares) or (ii) a distribution of ETF Shares (or such successor ETF shares) as a result of the triggering of any provision of the corporate charter of the ETF Shares (or such successor ETF shares), then, once the dividend or distribution has become effective and the ETF Shares (or such successor ETF shares) are trading ex-dividend, the adjustment factor will be adjusted so that the new adjustment factor shall equal the prior adjustment factor plus the product of:

- the prior adjustment factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one ETF Share (or such successor ETF shares).

Non-Cash Distributions

If the ETF Shares (or such successor ETF shares) distribute shares of capital stock, evidences of indebtedness or other assets or property of the ETF Shares (or such successor ETF shares) to all or substantially all holders of ETF Shares (or such successor ETF shares) (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the ETF Shares (or such successor ETF shares) are trading ex-dividend, the adjustment factor will be adjusted so that the new adjustment factor shall equal the product of:

- the prior adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of one ETF Share (or such successor ETF shares) and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the ETF Shares (or such successor ETF shares) means the closing price of one ETF Share (or such successor ETF shares) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the adjustment factor.

"Ex-dividend date," with respect to a dividend or other distribution for the ETF Shares (or such successor ETF shares), will mean the first trading day on which transactions in the ETF Shares (or such successor ETF shares) trade on the relevant exchange without the right to receive that dividend or other distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Cash Dividends or Distributions

If the issuer of any ETF Shares (or such successor ETF shares) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of ETF Shares (or such successor ETF shares) during any dividend period during the term of the PLUS, in an aggregate amount that, together with other such cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the adjustment factor has not previously been made under this "—Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the ETF Shares (or such successor ETF shares) are trading ex-dividend, the adjustment factor will be adjusted so that the new adjustment factor will equal the product of:

- the prior adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of one ETF Share (or such successor ETF shares) and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share of the ETF Shares (or such successor ETF shares) distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the adjustment factor has not previously been made under this "— Cash Dividends or Distributions" section to holders of ETF Shares in excess of the Dividend Threshold.

For the avoidance of doubt, the adjustment factor may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold. If the adjustment factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the ETF Shares (or such successor ETF shares) pay cash dividends or makes other distributions during such dividend period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the adjustment factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the adjustment factor will only take into account the cash dividends or distributions during such dividend period made since the last adjustment to the adjustment factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "Dividend Threshold" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per ETF Share (or such successor ETF share) plus (y) 10% of the closing price of one ETF Share (or such successor ETF share) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "dividend period" means any period during the term of the PLUS for which dividends are paid on a regular and consistent basis to shareholders of the ETF Shares (or such successor ETF shares).

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the adjustment factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the adjustment factor upon written request by any investor in the PLUS.

Discontinuation of the ETF Shares; Alternate Calculation of Closing Price

If the ETF Shares (or the successor ETF shares (as defined herein)) are de-listed from the relevant exchange for the ETF Shares (or such successor ETF shares), liquidated or otherwise terminated, the calculation agent will substitute the shares of another exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF Shares (or such successor ETF shares) (such substitute ETF shares being referred to herein as the "successor ETF shares"). If the ETF Shares (or the successor ETF shares) are de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor ETF shares are available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of one ETF Share by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the ETF Shares. If successor ETF shares are selected or the calculation agent calculates the closing prices by a computation methodology that the calculation determines will as closely as reasonably possible replicate the ETF Shares, those successor ETF shares or that closing price will be substituted for the ETF Shares (or such successor ETF shares) for all purposes of the PLUS.

Upon any selection by the calculation agent of the successor ETF shares, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the PLUS.

If at any time, the Underlying Index related to the ETF Shares (or the Underlying Index related to the successor ETF shares) is changed in a material respect, or the ETF Shares or the successor ETF shares in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the ETF Shares (or such successor ETF shares) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one ETF Share or such successor ETF Shares, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one underlying share of an exchange-traded fund comparable to the ETF Shares (or such successor ETF shares) as if those changes or modifications had not been made, and calculate the closing price with reference to the ETF Shares (or such successor ETF shares), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one ETF Share (or any successor ETF shares) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the ETF Shares upon written request by any investor in the PLUS.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the PLUS.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the PLUS shall have occurred and be continuing, the amount declared due and payable per PLUS upon any acceleration of the PLUS will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per PLUS as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final index valuation date. If the PLUS have more than one index valuation date, then, for each index valuation date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of index valuation dates in excess of one) will be the corresponding index valuation dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the PLUS is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the PLUS as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the PLUS, unless otherwise specified in the relevant terms supplement.

Listing

The PLUS will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the PLUS. The PLUS will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global PLUS certificates, representing the total aggregate principal amount of the PLUS, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the PLUS will be payable and the transfer of the PLUS will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the PLUS. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the PLUS will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The PLUS will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the PLUS. This summary applies to you if you are an initial holder of PLUS purchasing the PLUS at their issue price for cash and if you hold the PLUS as capital assets within the meaning of Section 1221 of the Code.

This summary does not address all aspects of the U.S. federal income and estate taxation of the PLUS that may be relevant to you in light of your particular circumstances or if you are a holder of PLUS who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding PLUS as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to the PLUS;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the PLUS), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the PLUS

The tax consequences of an investment in the PLUS are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the IRS regarding the PLUS.

We intend to seek an opinion from Davis Polk & Wardwell, our special tax counsel, which will be based upon the terms of the PLUS at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the PLUS as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell expresses an opinion regarding the characterization of the PLUS will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the PLUS for U.S. federal income tax purposes as "open transactions." While other characterizations of the PLUS could be asserted by the IRS, as discussed below, the following discussion assumes that the PLUS are treated for U.S. federal income tax purposes as "open transactions" with respect to the ETF Shares and not as debt instruments, unless otherwise indicated.

In general, we will not attempt to ascertain whether the reference exchange-traded fund would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code or as a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code ("FIRPTA"). If the reference exchange-traded fund were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder in the case of a USRPHC, upon the sale or exchange of a PLUS (including redemption at maturity). You should refer to information filed with the SEC or another governmental authority by the exchange-traded fund and consult your tax adviser regarding the possible consequences to you if the reference exchange-traded fund is or becomes a PFIC or a USRPHC, as applicable. Depending on the nature of the reference exchange-traded fund, the relevant terms supplement may include further disclosure regarding these issues.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a PLUS that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the PLUS

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the PLUS prior to maturity other than pursuant to a sale, exchange or redemption as described below.

Sale, Exchange or Redemption of a PLUS. Upon a sale or exchange of a PLUS (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the PLUS, which should equal the amount you paid to acquire the PLUS. Subject to the discussion below concerning the potential application of the "constructive ownership" rules, that gain or loss should be long-term capital gain or loss if you have held the PLUS for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

Potential Application of the Constructive Ownership Rules. Even if the characterization of the PLUS as "open transactions" is respected, the IRS may assert that the PLUS constitute "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case the tax consequences of selling or settling the PLUS would be significantly and adversely affected. Section 1260 generally applies if an investor enters into a "constructive ownership transaction" with respect to a "pass-thru" entity. It is not clear whether the PLUS will constitute "constructive ownership transactions." If so, any gain recognized in respect of the PLUS that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the PLUS's term. **If the PLUS are treated as "constructive ownership transactions," there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on the sale, exchange or redemption of the PLUS that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested in the ETF Shares at the original issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. We do not expect our special tax counsel to express an opinion with respect to whether the constructive ownership rules might apply to the PLUS. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.**

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper characterization of the PLUS and because we are not requesting a ruling from the IRS with respect to the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the PLUS described above. If the IRS were successful in asserting an alternative characterization or treatment of the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. For example, the IRS might treat the PLUS as debt instruments issued by us, in which event the taxation of the PLUS would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the PLUS from issue to maturity (including the last possible date that the PLUS could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on your PLUS at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the PLUS, in each year that you hold your PLUS (even though you will not receive any cash with respect to the PLUS during that year) and any gain recognized upon a sale or exchange of your PLUS (including redemption at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the PLUS might also require you to include amounts in income during the term of your PLUS and/or might treat all or a portion of the gain or loss on the sale or exchange of your PLUS (including redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your PLUS. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a PLUS that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a PLUS (including redemption at maturity).

If you are a Non-U.S. Holder of a PLUS and if the characterization of the PLUS as "open transactions" is respected, any income or gain from the PLUS should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the PLUS" is the degree, if any, to which income with respect to instruments described therein, such as the PLUS, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the PLUS, possibly with retroactive effect.

If the PLUS were recharacterized as indebtedness, any income or gain from a PLUS nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the PLUS is unclear, payments made to you with respect to a PLUS may be withheld upon at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a PLUS is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of PLUS, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a PLUS.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF PLUS ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF PLUS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI") and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of PLUS, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of PLUS set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the PLUS directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the PLUS, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the PLUS in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the PLUS, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS. Specifically, JPMSI may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS for its own account. JPMSI must close out any naked short position by purchasing the PLUS in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, PLUS in the open market to stabilize the price of the PLUS. Any of these activities may raise or maintain the market price of the PLUS above independent market levels or prevent or retard a decline in the market price of the PLUS. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the PLUS or possession or distribution of this product supplement no. MS-2-A-I, any related fund supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the PLUS, or distribution of this product supplement no. MS-2-A-I, any related fund supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the PLUS or possesses or distributes this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the PLUS. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the original issue date for the PLUS will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the PLUS only in jurisdictions where offers and sales are permitted. Neither this product supplement no. MS-2-A-I nor any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any PLUS by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. MS-2-A-I nor any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. MS-2-A-I, any related fund supplement, and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. MS-2-A-I, any related fund supplement, and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the PLUS and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the PLUS under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The PLUS have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The PLUS have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the PLUS, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any PLUS.

Bermuda

This product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the PLUS pursuant to this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The PLUS have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the PLUS may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The PLUS are not being offered into Brazil. Documents relating to an offering of the PLUS, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the PLUS to the public in Brazil.

British Virgin Islands

The PLUS may not be offered in the British Virgin Islands unless we or the person offering the PLUS on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The PLUS may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the PLUS offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement. The PLUS have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the PLUS have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the PLUS have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the PLUS, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The PLUS will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the PLUS;

(ii)   to agree that it will only resell the PLUS in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the PLUS are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the PLUS; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of PLUS as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The PLUS have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the PLUS shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the PLUS are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the PLUS must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the PLUS should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the PLUS at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the PLUS; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the PLUS.

El Salvador

The PLUS may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the PLUS to indeterminate individuals, nor will it make known this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the PLUS has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of PLUS in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of PLUS which are the subject of the offering contemplated by this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the PLUS which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such PLUS to the public in that Relevant Member State:

(a)   at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d)   at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of PLUS to the public" in relation to any PLUS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the PLUS to be offered so as to enable an investor to decide to purchase or subscribe the PLUS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The PLUS may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to PLUS which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any PLUS which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The PLUS have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The PLUS may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any PLUS which are the subject of the offering and placement contemplated by this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such PLUS to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least €43,000,000; or

(c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the PLUS for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of PLUS; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any PLUS means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire PLUS, or inviting persons to make an offer in respect of such PLUS;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are PLUS (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The PLUS have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The PLUS do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The PLUS have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the PLUS shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. MS-2-A-I, any related fund supplement nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. MS-2-A-I, any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS may not be circulated or distributed, nor may the PLUS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The PLUS have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the PLUS on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. MS-2-A-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The PLUS do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the PLUS nor holders of the PLUS benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the PLUS other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the PLUS would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the PLUS in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the PLUS in, from or otherwise involving the United Kingdom.

Uruguay

The offering of PLUS in Uruguay constitutes a private offering and each Agent has agreed that the PLUS and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The PLUS comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the PLUS shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the PLUS may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the PLUS. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the PLUS by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the PLUS and related lending transactions, provided that neither the issuer of the PLUS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the PLUS may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the PLUS will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the PLUS or any interest therein will be deemed to have represented by its purchase or holding of the PLUS that (a) its purchase and holding of the PLUS is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the PLUS will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the PLUS shall be required to represent (and deemed to have represented by its purchase of the PLUS) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the PLUS has exclusive responsibility for ensuring that its purchase and holding of the PLUS does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any PLUS to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.